EXHIBIT 12


                           TRANSAMERICA FINANCE CORPORATION AND SUBSIDIARIES

                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                     Six Months Ended June 30,
                                                        1995            1994
                                                   (dollar amounts in millions)
Fixed charges:
    Interest and debt expense. . . . . . . . .       $  308.7       $  220.8
    One-third of rent expense. . . . . . . . .            7.5           10.0

       Total . . . . . . . . . . . . . . . . .       $  316.2       $  230.8

Earnings:
    Income before income taxes . . . . . . . .       $  167.1       $  151.8
    Fixed charges. . . . . . . . . . . . . . .          316.2          230.8

       Total . . . . . . . . . . . . . . . . .       $  483.3       $  382.6

Ratio of earnings to fixed charges . . . . . .           1.53           1.66